EXHIBIT 12
PG&E GAS TRANSMISSION, NORTHWEST CORPORATION
SEC FILING - FORM 10-Q - First Quarter 2002
EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended
Ratio of earnings to Fixed Charges	2002	2001

Earnings

Net income	16.8	19.5

Adjustments:

Income taxes	10.1	12.5

Fixed charges (as below)	9.1	10.2

Total adjusted earnings	36.0	42.2

Fixed charges:

Net interest expense	8.3	10.1

Adjustments:

Interest component of rents	0.1	0.1

AFUDC debt	0.7	0.0

Total fixed charges	9.1	10.2

Ratio of earnings to fixed charges	4.0	4.1